UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Apgujeong-ro 62-gil 17-10

Seoul, KOREA

+82-2-517-8841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Republic of Korea

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 10,000,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 10,000,000
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 15.5% (1)

14.	Type of Reporting Person (See Instructions):

CO

(1)	This percentage is calculated based on 59,674,487 shares of common stock outstanding as of November 2, 2018, as reported on the Issuer’s Proxy Statement on Schedule 14A, filed with the SEC on November 8, 2018, plus the Second Tranche Shares.

 The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein:

Item 3. Source and Amount of Funds or Other Consideration.

Alpha and the Issuer closed the purchase and sale of the Second Tranche Shares on December 7, 2018. The source of funds for the transactions set forth in this Amendment No. 1 will be working capital of Alpha.

Item 4. Purpose of Transaction.

N/A

Item 5.   Interest in Securities of the Issuer.

(a)	The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Alpha is the beneficial owner of 10,000,000 shares of common stock, which represents 15.5% of all outstanding shares of common stock of the Issuer, based on 59,674,487 shares of common stock outstanding as of November 2, 2018, as reported on the Proxy Statement on Schedule 14A, filed with the SEC on November 8, 2018, plus the Second Tranche Shares.

(b)	Alpha Holdings, Inc.:

Sole Voting Power: 10,000,000

Shared Voting Power: 0

Sole Dispositive Power: 10,000,000

Shared Dispositive Power: 0

(c)	Alpha acquired the Second Tranche Shares from the Issuer on December 7, 2018, and at price per share of $1.50.

(d)	This item is not applicable.

(e)	This item is not applicable.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2018

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer